

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Bryan C. Gunderson
President and Chief Executive Officer
Falcon Minerals Corporation
609 Main Street, Suite 3950
Houston, TX 77002

> **Re: Falcon Minerals Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 9, 2022**
> **File No. 001-38158**

Dear Mr. Gunderson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation

cc: Nick S. Dhesi